INVEST IN BACKSPIN PICKLEBALL, LLC

The future of pickleball clubs...ten years early



backspinpickleball.com Kennesaw GA

LEAD INVESTOR

Clint Aragona

I am investing in Backspin Pickleball for a few key reasons. First, I believe in Sean and his ability to build Backspin into a super-successful business enterprise. We have known each other for fifteen years and he has always followed through on his commitments. He is an effective business operator and fully-committed to Backspin's success. Second, I have been an entrepreneur my entire life and have built several businesses, including fitness clubs, from scratch. I know how to recognize future trends, and pickleball checks all of the boxes for becoming a monster industry that will last for decades. Timing is the #1 factor in a business's success, and the timing for Backspin could not be better. Finally, being an avid health and wellness advocate myself, I want to be involved in projects that help others become healthy and the best versions of themselves. Backspin is a "feel good" business that will positively impact the health and wellness of potentially millions of women, men, children, and communities. I am ALL IN on Backspin, and you should be, too!

Invested $5,000 this round

Highlights

1. ROI: Earn 1.75-3X your investment** and participate in the national expansion of pickleball
2. Invest in a founding team that has already successfully scaled sports/fitness businesses
3. CONTRIBUTION: Positively impact people's health and wellness
4. UNDERDOG: Help us do the impossible! No big banks for us, we want a club by the players, for the players!!
5. PIONEER: be a pioneer in the indoor pickleball sports club industry!

Our Founder



Sean Graham Founder

34 years in the racquet-sports club industry, pro level racquetball, 2021 County Substitute TOTY, married WAY up, coach youth baseball, started several businesses, ran 20 clubs and $20 million revenue through my consulting practice. More info in deck

From the age of 16 I have wanted to be a pioneer in business, and my lifelong background in racquet sports and fitness has made pioneering the pickleball sports club industry an obvious path for me. All of my life's work has prepared me for this moment and I am ready to do whatever it takes to make it happen.

Pitch


Backspin Pickleball Clubs are the modern day version of the iconic racquet clubs of the 1970's and 1980's. These clubs were the centers of their communities, providing millions of members a place to socially gather, compete, stay fit, relax, and enjoy a "home away from home."
By providing the world's fastest growing recreational sport - pickleball - to the world's largest group of people - Active Adults 50+ - who possess the greatest amount of wealth and discretionary income - $8.3 Trillion - Backspin is poised to be a huge success.
Backspin's unique set of services and programs, each tailored for Active Adults and their families, set it apart from traditional health clubs, gyms, and studios.
There are benefits to being pioneers and early investors, and I invite you to learn more and join me in creating a new kind of sports club.

The Backspin Team

Sean Graham, Founder

Sports and fitness club professional, former racquetball professional, sales entrepreneur, K-12 teacher, coach, husband and father

Jeff, CFO

BA Babson College, MBA Duke, Fortune 50 business consultant, husband and father

Bill, Director of Fitness

Fitness club entrepreneur, recognized expert in the personal training business, equipment vendor, husband, father, and coach

Sarah, Pickleball Ambassador

Sports enthusiast, 5.0 ALTA tennis, 5.0 Pickleball, small business entrepreneur, wife and mother, highly active and respected in the Atlanta pickleball community

Rich, Operations

Thirty years relevant experience in luxury sports and fitness clubs, Active Adult wellness centers, multi-club operations, and scaling brands

Advisory Board

CEOs in golf facility management, tech/telecom, logistics, and racquet sports clubs

This is what we do

Backspin serves the Active Adult 50+ community and their families with the world's first private, dedicated pickleball and functional wellness clubs

Pickleball

Dedicated, climate-controlled courts. Play anytime with no thought of heat/cold/rain/ snow or bugs!

Medical

Medical, PT, and Diagnostics clinics on site & insurance reimbursements. Our Medical Board guides each of our Member's wellness journeys.

Functional Wellness

Self-guided fitness bays and 6:1 small group training, safe & social wellness programs.

Community

Sports-themed Players Lounge with food and drink, parties, mixers, movie nights, co-working spaces, and more!









How We Deliver a Unique Member Experience

FULL-SERVICE AND INTEGRATED FOR ACTIVE ADULTS

Dedicated Indoor Pickleball

Members appreciate the flexibility of being able to reserve a court in advance, attend Open Play, take a private or group lesson, practice with a ball machine, or join a competitive league. Members also love playing in a climate controlled facility not affected by heat, cold, wind, rain, or other elements.

Medical Clinic

An onsite medical clinic, physical therapy clinic, and diagnostics lab provide services that are frequently used by Active Adults. Our Medical Board creates and updates integrated plans for each Member's entire fitness journey. And, Backspin accepts insurance reimbursements.

Functional Wellness

Self-guided fitness bays and small group training sessions enhance each Member's quality of life, energy, range of motion in joints, muscular strength and coordination, and endurance. They are able to fully engage in their active lifestyles with joy and satisfaction, improving what we call their "play-span!"

Community

From the moment you enter Backspin, you will find community. From the world's most community-centric sport to the Player's Lounge to our involvement in local school's, Backspin offers you a second home of friends old and new.

Strategic Partners

Each partner is the leading provider in their respective niche of the medical and wellness industry

Alloy Personal Training

Alloy has mastered the art of scientifically training Active Adults for 30 years. They provide a premium experience with an average 36 months ($10,080) lifetime value/member.

Aktiv Solutions

Aktiv pioneered the self-guided training systems and unique "bay system" that gives members a private, premium training experience.

Results Redefined

RR has pioneered a system that maximizes club revenue while reducing healthcare costs. Providing these vital services increases Backspin's competitive advantages over "health clubs."

Concierge Health

Concierge's technology solutions provide a comprehensive view of a member's wellness data, enabling better insights, decisions, and reward/reimbursement opportunities for our Medical Board and Members.

Aktiv




SMALL GROUP

RESULTSREDEFINED

WHERE FITNESS & HEALTHCARE MEET



Our Medical Wellness Advantage

Tapping into insurance reimbursements

- ✓ Backspin offers its members Medical Wellness Services and collects insurance reimbursements
- ✓ The Backspin Medical Board creates and monitors each Member's wellness program, ensuring they receive the education, instruction, and regular guidance to maximize their time and effort and experience improved outcomes
- ✓ Combining Medical + Wellness gives our members most/all of the health and wellness services they currently utilize, in one convenient place
- ✓ Partnered with Results Redefined and Concierge Health to provide a seamless member experience while increasing revenue, lowering healthcare costs, and providing a better healthcare/wellness experience for members

ReShape MD

Medical Clinic in Health Clubs

- Insurance reimbursements
- Oversight by MD
- Services
  - Physicals
  - Medical Evaluations
  - Weight Loss/Medical recommendations
  - Low Testosterone
  - Telehealth Visits
  - Health Coaching & Registered Dieticians
  - Diet/Food Plans
  - Virtual Urgent Care
- Promoting
  - Wellness
  - Nutrition
  - Fitness

ReShape PHYSICAL THERAPY

PT Clinic in Health Clubs

- Insurance reimbursements
- Oversight by MD & Dr of PT
- Services
  - Therapeutic exercise
  - Manual therapy
  - Manipulation
  - Soft tissue massage
  - Restriction training
  - Sport-specific training
  - Dry needling
- Promoting
  - Wellness
  - Nutrition
  - Fitness

ReShape Labs

Diagnostics Through Blood Testing

- Cash pay
- Partners with global laboratories
- Deeply discounted tests
- Sold online & bundled with health club memberships/services
- Uncover health conditions
- Promoting
  - Wellness
  - Nutrition
  - Fitness

Pilot Statistics – 2 Locations/12k members/20k sqft each

- Patients
  - 67% of referred patients purchased personal training and membership (10 patients/mo)
  - PT agreements were 30% higher in value than those sold by the facility without a referral ($195 vs $150/mo)
- Blood Panels
  - 20% of memberships sold included blood panels
  - 70% of blood panels purchased by women
  - 90% of blood panels uncovered some sort of health condition
- Health Club financial impact

12 month projections	Revenue	Profit
Biometric system	$ 300,000	$ 296,880
ReShape		
Referrals - PT/Membership	$ 107,000	$ 61,900
Fees & Services	$ 67,600	$ 44,500
Grand Total	$ 474,600	$ 403,280

Hyper Growth

3.5 million players in 2020

25 million players by 2025

Extreme Court Shortage

300 players/court in 2020

5,000 players/court by 2027

0

Full service, dedicated indoor pickleball/wellness facilities in the United States

Key Pickleball Metrics

Fastest Growing Recreational Sport in the World



Participation by Age

40-59 — 980,000 — 28%

60+ — 2.3M — 66%

Why Everyone Loves Pickleball!

1. Easy to learn, only six basic rules
2. Inclusive, social, community sport
3. Easy on the body and joints
4. Cross-generational sport, fun for all ages!
5. Quickly gain proficiency - get good fast!

Growth Opportunities

Active Adults

116 million

$8.3 Trillion total wealth

Control 80% of US wealth (2030)

Will outnumber 18 under by 2030

30% of core players under age 35

Fitness

Global Health & Fitness Markets

$81 Billion (2020)

Forecasted Growth of 7-21% for 2021-2026

US is #1 market

(2021 Market Report by Mordor Intelligence)

Business Model and Pricing

Private club that accepts insurance

Enrollment Fee

One-time fee from $59 IND to $139 FAMILY

Monthly Dues

From $49 IND to $79 CPL to $99 FAMILY (Fitness Training $120-$240/m)

Insurance payments

Accept insurance for medical, diagnostic, and physical therapy

Paid Programming

Pay per experience programs and services in pickleball, fitness, and social

Food and Beverage

Grab & Go healthy food and beverage increases our dollar/member

$59-$139

One-time Enrollment Fees

$49-240

Monthly Dues (club and/or fitness training)

$125

Average Monthly $/member

2,500

Member wait list begins at 2500

$312,500

Monthly Revenue per Club

$3,750,000

Annual Revenue per Club

*Financial projections can't be guaranteed.


MILESTONES and PROJECTIONS
PRO FORMA AND MULTI-CLUB PROJECTIONS AVAILABLE IN DETAILED OVERVIEW
M1-18
Y1 - Y2
Launch Pilot
Open Pilot club in Cobb County, GA and achieve profitability by month 18
M19-36
Y2 - Y3
Open Clubs 2-5
Receive additional capital to open clubs in Canton and Woodstock, revenue $15.3 million
M37-60
Y3 - Y5
Clubs 6-14
Open clubs in Raleigh, Charlotte, Greenville. $30 million revenue by end of 2026
M61-84
Y6 - Y7
Clubs 15-18
Open clubs in Nashville and Knoxville. $39 million revenue and possible exit via sale to leisure sports company
M85-120
Y8 - Y10
Clubs 19-30
Expand into remaining key SE cities including Jacksonville, Tampa, and Miami. Revenue $100 million

*Projections can't be guaranteed.


SAMPLE PROJECTIONS 7 CLUBS WITH SLOW GROWTH
MEMBER COUNT WITH TOP LINE REVENUE & EXPENSES

		Y1	Y2	Y3	Y4	Y5	Y6	Y7
# Clubs		1	1	2	3	4	5	6
# Total Members		790	1,755	3,750	5,801	9,087	12,701	16,676
Club 1	Rev	$811,104	$2,666,367	$5,735,321	$6,308,853	$6,939,738	$7,633,712	$8,397,083
	Exp	$800,203	$1,704,236	$2,882,022	$3,139,662	$3,202,456	$3,266,505	$3,331,835
	Net	$10,901	$962,131	$2,853,299	$3,169,191	$3,737,283	$4,367,207	$5,065,249
Club 2	Rev			$811,104	$2,666,367	$5,735,321	$6,308,853	$6,939,738
	Exp			$800,203	$1,704,236	$2,882,022	$2,939,662	$2,998,456
	Net			$10,901	$962,131	$2,853,299	$3,369,191	$3,941,283
Club 3	Rev				$811,104	$2,666,367	$5,735,321	$6,308,853
	Exp				$800,203	$1,704,236	$2,882,022	$2,939,662
	Net				$10,901	$962,131	$2,853,299	$3,369,191
Club 4	Rev					$811,104	$2,666,367	$5,735,321
	Exp					$800,203	$1,704,236	$2,882,022
	Net					$10,901	$962,131	$2,853,299
Club 5	Rev						$811,104	$2,666,367
	Exp						$800,203	$1,704,236
	Net						$10,901	$962,131
Club 6	Rev							$811,104
	Exp							$800,203
	Net							$10,901
Total Revenue	Rev	$811,104	$2,666,367	$6,546,425	$9,786,324	$16,152,530	$23,155,357	$30,858,467
Total Expense	Exp	$800,203	$1,704,236	$3,682,225	$5,644,101	$8,588,917	$11,592,628	$14,656,414
Net	Net	$10,901	$962,131	$2,864,200	$4,142,223	$7,563,614	$11,562,729	$16,202,053

*Projections can't be guaranteed.


Financial Opportunity for WeFunder Subscribers
Become the Pioneers
Use of Funds - Open Backspin 1
We will identify our first location, renovate the space, purchase the equipment, hire key staff, and execute a successful membership pre-launch
For Investors
Early Investors (first $100,000) 3X ROI
Revenue Share (1.75x-3X investment)
SWAG bags
Memberships (for select levels)
Raffle for Trip to Grand Opening
$1,000,000

*Investment returns can't be guaranteed.


MAIN TAKEAWAYS
Largest age and wealth demographic in world
Fastest growing recreational sport in the country
Extreme lack of facilities and services for Active Adults, medical fitness, and pickleball
18-30% ROI

*ROI can't be guaranteed.

**Investment return can't be guaranteed.

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